                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-59597

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 21, 1998)

                                  $100,000,000

                          LAKEHEAD PIPE LINE COMPANY,
                              LIMITED PARTNERSHIP
                           7.9% SENIOR NOTES DUE 2012

                             ----------------------

     We will pay interest on the notes on May 21 and November 21 of each year, beginning May 21, 2001. The notes will mature on November 21, 2012. We may redeem the notes at any time, in whole or in part, at a redemption price equal to the greater of the principal amount of the notes and the optional redemption price described in this prospectus supplement. We will also pay accrued and unpaid interest to the date of any redemption.

     The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. As of September 30, 2000, as adjusted to give effect to this offering and the use of the estimated net offering proceeds to repay indebtedness under our revolving credit facility, we would have had $801 million of total indebtedness. Of this indebtedness, a total of $501.2 million would have been outstanding under our first mortgage notes and revolving credit facility and, to the extent of the collateral securing that indebtedness, would have been senior to the notes.

     INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

                             ----------------------

                                                      PER NOTE         TOTAL
                                                      --------         -----
Public offering price(1)............................   99.824%      $99,824,000
Underwriting discount...............................     .675%         $675,000
Proceeds, before expenses, to us....................   99.149%      $99,149,000

     (1) Plus accrued interest from November 21, 2000, if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about November 21, 2000.

                             ----------------------

                              MERRILL LYNCH & CO.

ABN AMRO INCORPORATED
                            BANC OF AMERICA SECURITIES LLC
                                                  CHASE SECURITIES INC.

                             ----------------------

          The date of this prospectus supplement is November 16, 2000.

            [MAP OF LAKEHEAD PIPELINE SYSTEM, ENBRIDGE PIPLINE SYSTEM
                          AND SYSTEMS OWNED BY OTHERS]



                                TABLE OF CONTENTS

                PROSPECTUS SUPPLEMENT                                             PROSPECTUS
Prospectus Supplement Summary...................... S-3     Available Information................................ 2
Use of Proceeds....................................S-11     Incorporation of Certain Documents by Reference...... 2
Capitalization.....................................S-11     Certain Forward-Looking Statements................... 3
Business...........................................S-12     Risk Factors......................................... 4
Description of Existing Indebtedness and                    The Partnership...................................... 8
 Credit Facilities.................................S-16     Use of Proceeds......................................10
Description of the Notes...........................S-17     Ratio of Earnings to Fixed Charges...................10
Underwriting.......................................S-22     Description of the Debt Securities...................11
Legal Matters......................................S-23     Plan of Distribution.................................21
                                                            Legal Matters........................................22
                                                            Experts..............................................22


                                   ----------


     You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdictions where the offer or sale is not permitted.

                          PROSPECTUS SUPPLEMENT SUMMARY


     This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the notes. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and our financial data. You should read the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference carefully, including the "Risk Factors" sections and our financial statements and the notes to those statements, before making an investment decision.

     Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "we," "us," "our" and the "Partnership" mean Lakehead Pipe Line Company, Limited Partnership.


                                 THE PARTNERSHIP

WHO WE ARE

     We are the operating subsidiary partnership of Lakehead Pipe Line Partners, L.P., a publicly traded Delaware limited partnership. We own and operate a regulated crude oil and natural gas liquids pipeline business in the United States. Lakehead Pipe Line Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Canada, serves as our general partner. We and Enbridge are engaged in the transportation of crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system, which we refer to as the "System." We own the United States portion of the System, which we refer to as the "Lakehead System," and a subsidiary of Enbridge, Enbridge Pipelines Inc., owns the Canadian portion of the System. The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline system that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada.

COMPETITIVE ADVANTAGES

     We believe that the Lakehead System has several advantages over other transporters of crude oil with which we compete.

          o The Lakehead System is among the lowest cost transporters of crude oil and natural gas liquids in North America based on costs per barrel mile transported.

          o The Lakehead System's extensive length, large diameter pipe and the use of a number of parallel lines rather than a single line enables us to transport multiple types of crude oil more efficiently.

          o The Lakehead System supplies western Canadian crude oil to the Midwest United States, an area that is experiencing rising crude oil demand and declining crude oil production. This area has historically provided producers of western Canadian crude oil with the highest return, or sales price less transportation costs, relative to other available United States markets.

PROSPECTS FOR GROWTH IN THE SUPPLY OF WESTERN CANADIAN CRUDE OIL

     We believe both the near- and long-term outlook for supplies of western Canadian crude oil and increasing deliveries on the Lakehead System is positive. In 1999, total crude oil production in the western Canadian region declined by approximately 200,000 barrels per day from 1998 levels. This decline was caused by the curtailment of exploration and production activity associated with the low oil price environment in late 1998 and in 1999. During the last few months, production has increased modestly, and we believe that production will continue to grow. We base our belief largely upon a significant increase in oil well completions in western Canada in recent periods. As a leading indicator for crude oil production, oil well completions have increased to approximately 3,900 in the first nine months of 2000 compared with approximately 1,500 wells completed during the same period last year. We expect this increased level of drilling for oil to continue into 2001.

     In the long term, we are well positioned to benefit from increases in crude oil supply through a combination of existing capacity and planned future expansion. Canada has substantial reserves of non-conventional hydrocarbon resources consisting predominantly of oil sands deposits in the province of Alberta. Firms involved in the production of heavy and synthetic crude oil from the Alberta Oil Sands have announced expansion projects over the next 10 years with value in excess of Cdn $30 billion and representing over 2 million barrels per day of potential incremental production. If these projects are completed, they are projected to provide substantial increases in the production of heavy and synthetic crude oil in western Canada in the next several years. If these increases in production occur, they will support the long-term utilization of the Lakehead System.

     External forecasts for oil prices for the next several years also support a resurgence in conventional exploration and production and ongoing development of the Alberta Oil Sands. Forecasts for the West Texas Intermediate crude oil benchmark indicate prices in the low-to-mid-twenty dollar per barrel range over the next several years. We believe that these prices are more than sufficient to sustain continued growth in crude oil production from the Western Canadian Sedimentary Basin.

                              OUR BUSINESS STRATEGY

     The System serves as a strategic link between the western Canadian oil fields and the markets of the Midwest United States and eastern Canada. In response to market conditions, we plan to maintain the service capability of the Lakehead System and to expand its capacity and efficiency where appropriate. To the extent allowed under orders of the United States Federal Energy Regulatory Commission, referred to as the "FERC," or by agreement with customers, we expect to file additional tariff increases and surcharges from time to time to reflect these ongoing expansions.

SYSTEM EXPANSION PROJECTS PREVIOUSLY COMPLETED

     Major capacity expansion projects completed in the last five years include:

          o 1996 System Expansion Program--This expansion program provided an additional 120,000 barrels per day of capacity on the Lakehead System from Superior to Chicago area markets (40,000 barrels of which were required to offset the impact of increased heavy crude oil volumes on deliverability). This expansion program, which increased delivery capability to Chicago area markets by approximately 80,000 barrels per day, was completed in December 1996 at a cost of approximately $65 million.

          o System Expansion Project II, or SEP II--This expansion was completed in early 1999. SEP II involved the construction of a new pipeline from our pipeline terminal at Superior, Wisconsin, to the Chicago market area at a cost of approximately $480 million. The pipeline provides an additional 170,000 barrels per day of delivery capacity on the Lakehead System.

               Under a tariff agreement with our customers, we implemented a tariff surcharge that recovers the costs of, and provides an equity return on, the SEP II facilities. The tariff agreement allows us to earn a return on our SEP II equity investment that varies depending on the level of SEP II capacity utilization on the Canadian portion of the System.

SYSTEM EXPANSION PROJECTS RECENTLY COMPLETED OR UNDER DEVELOPMENT

     Terrace Expansion Program - We and Enbridge are undertaking a major capacity expansion project we refer to as the Terrace expansion program. This expansion program consists of a multi-stage expansion of both the United States and Canadian portions of the System. We expect the Terrace program ultimately to provide an additional net 350,000 barrels per day of capacity to the System.

     o Phase I of the Terrace program was completed in 1999 and included construction of new 36-inch diameter pipeline facilities from Kerrobert, Saskatchewan to Clearbrook, Minnesota that added 170,000 barrels per day of capacity. Our portion of the cost of Phase I was approximately $140 million.

     o Enbridge has recently announced that Phase II of the program will proceed in 2001 with construction of facilities to increase capacity on the Canadian portion of the System. While Phase II does not involve construction on the Lakehead System, we expect to benefit directly from the approximate 40,000 barrel per day increase in capacity of the Canadian portion of the System as additional volumes from the Alberta Oil Sands come on stream. Subject to timely approval by the National Energy Board in Canada, we expect that Phase II will be placed into service in 2002. We expect that record delivery levels on the Lakehead System will be achieved by the end of 2001 and that existing capacity will be fully utilized in 2002.

     o Phase III of the Terrace expansion program is primarily designed to increase heavy oil transportation capacity on the Lakehead System between Clearbrook, Minnesota and Superior, Wisconsin by approximately 140,000 barrels per day. We expect this phase of the program to be required in 2003. This phase and other future expansion projects on the System are subject to on-going discussions with the producers.

     A tariff surcharge for Terrace of approximately $0.013 per barrel (for light crude oil from the Canadian border to Chicago) went into effect on April 1, 1999. The tariff surcharge assumes that all three phases of the Terrace project will be completed. If the Canadian Association of Petroleum Producers does not provide notice on or before July 1, 2001 to proceed with the final phase, the tariff agreement approved by the FERC provides that we will be allowed to increase the tariff surcharge on a cost of service basis to allow recovery of, and return on, our Terrace investment, including any revenue variances between the application of the toll increment and the actual annual Terrace cost of service.

ENBRIDGE PROJECTS

     Enbridge has also recently completed North American crude oil pipeline projects that are related to the System. We believe that, although these projects are not owned by us, they are complementary to and will result in increased deliveries on the Lakehead System. These projects include:

     o Enbridge Toledo--Enbridge has completed construction of a new pipeline that connects our facilities at Stockbridge, Michigan to two refineries in the Toledo, Ohio area. This pipeline has a capacity of 80,000 barrels per day in heavy crude oil and commenced service in early February 1999.

     o Enbridge Pipelines (Athabasca)--In March 1999, Enbridge completed construction of a new 30-inch diameter pipeline for the delivery of heavy crude oil from the Athabasca oil sands region near Fort McMurray, Alberta to Hardisty, Alberta. At Hardisty, the Athabasca pipeline accesses other pipeline systems including Enbridge's portion of the System in western Canada. This project provides new pipeline capacity to accommodate anticipated growth in production from the Alberta Oil Sands. When fully powered, the Athabasca pipeline is anticipated to have an ultimate capacity of approximately 570,000 barrels per day. Enbridge has entered into a 30-year transportation arrangement with Suncor Energy Inc., the initial shipper on the Athabasca pipeline.

                               RECENT DEVELOPMENTS


RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

     For the nine months ended September 30, 2000, our net income was $51.4 million, compared to $64.7 million for the same period in 1999, and operating revenue was $232.0 million, compared to $234.0 million for the same period in 1999. These decreases resulted primarily from reduced deliveries, which were partially offset by new tariffs for SEP II and Terrace. Deliveries averaged
1.331 million barrels per day for the first nine months of 2000, compared to
1.371 million barrels per day for the same period of 1999. System utilization, measured in barrel miles, was 254 billion for the first nine months of 2000 compared to 265 billion for the first nine months of 1999. This reduced level of deliveries and utilization resulted primarily from a decline in oil production in western Canada caused by low crude oil prices in late 1998 and early 1999. These low prices caused crude oil producers to drill fewer wells and generally to limit their investment in oil producing facilities. The crude oil supply was further adversely impacted by the effects of crude oil producer maintenance shutdowns and wetter than normal weather in western Canada, which impacted oil well tie-ins and other development activities. We expect this situation to improve in 2001 and beyond. Please read "--Prospects for Growth in the Supply of Western Canadian Crude Oil."

SAFETY REGULATIONS

     On November 3, 2000, the Department of Transportation issued new regulations intended by the DOT to address the safety of liquids pipelines in high consequence areas. The regulations require pipeline operators to assess the integrity of hazardous liquid pipeline segments that, in the event of a leak or failure, could adversely affect highly populated areas, areas unusually sensitive to environmental impact and commercially navigable waterways. Under the regulations, an operator is required, among other things, to conduct baseline integrity assessment tests (such as internal inspections) within seven years, conduct future integrity tests at typically five year intervals and develop and follow a written risk-based integrity management program covering the designated high consequence areas. We do not believe that any increased costs of compliance with these regulations will materially affect our results of operations.


                                   ----------


     Our principal executive offices are located at Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802-2067, and the telephone number at these offices is (218) 725-0100. You may contact us through Mr. Tracy Barker of our Investor Relations Department by phone at (403) 231-5949, toll-free at (877) 575-3282 or by facsimile at (403) 231-5989.

                                  THE OFFERING


SECURITIES OFFERED....................  $100,000,000 principal amount of 7.9%
                                        senior notes due 2012.

MATURITY DATE ........................  November 21, 2012.

INTEREST PAYMENT DATES................  May 21 and November 21 of each year, beginning May 21, 2001.

OPTIONAL REDEMPTION...................  We may redeem the notes at any time, in whole or in part, at a redemption price
                                        equal to the greater of the principal
                                        amount of the notes and the optional
                                        redemption price described in this
                                        prospectus supplement. We will also pay
                                        accrued and unpaid interest to the date
                                        of any redemption. Please read
                                        "Description of the Notes--Optional
                                        Redemption."

RANKING...............................  The notes:
                                        o   will be our senior unsecured
                                            indebtedness;

                                        o   will rank equally in right of
                                            payment with all of our existing and
                                            future unsecured and unsubordinated
                                            indebtedness;

                                        o   will be senior in right of payment
                                            to any future subordinated
                                            indebtedness; and

                                        o   are effectively junior to all of our
                                            existing secured indebtedness to the
                                            extent of the collateral securing
                                            that indebtedness. As of September
                                            30, 2000, we had total indebtedness
                                            of approximately $600 million under
                                            our first mortgage notes and
                                            revolving credit facility. As of
                                            such date, as adjusted to give
                                            effect to this offering and the use
                                            of the estimated net offering
                                            proceeds to repay indebtedness under
                                            our revolving credit facility,
                                            $501.2 million of outstanding
                                            indebtedness would, to the extent of
                                            the collateral securing that
                                            indebtedness, be senior to the
                                            notes.

RATINGS...............................  The notes have been assigned ratings of
                                        A- by Standard & Poor's and A3 by
                                        Moody's. Standard & Poor's and Moody's
                                        will continue to monitor these ratings
                                        and will make future adjustments to the
                                        extent warranted. A rating reflects only the view of Standard & Poor's or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the notes. We cannot assure you that these ratings will be retained for any given period of time or that they will not be revised downward or withdrawn entirely.

COVENANTS.............................  We will issue the notes under an indenture containing covenants that
                                        limit:
                                               o  the creation of liens securing
                                                  indebtedness; and
                                               o  sale-leaseback transactions.
                                        These limitations will be subject to
                                        qualifications and exceptions. Please
                                        read "Description of the Debt
                                        Securities--Provisions Applicable Solely to Senior Debt Securities--Limitations on Liens" and "--Restriction on Sale-Leasebacks" in the accompanying prospectus.

USE OF PROCEEDS.......................  We estimate that we will receive net proceeds from this offering of
                                        $98.8 million. We will use the net
                                        proceeds to repay indebtedness under our revolving credit facility. Pending repayment of this indebtedness, we may invest a portion of the proceeds in short-term investment grade securities. We may reborrow funds under the revolving credit facility to fund capital expenditures and for working capital. Please read "Use of Proceeds."


RISK FACTORS..........................  An investment in the notes involves some risk. Please read "Risk Factors" in this prospectus supplement and in the accompanying prospectus.

                 SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     We have derived the summary historical financial data as of and for each of the years ended December 31, 1997, 1998 and 1999 from our audited financial statements and related notes. We have derived the summary historical financial data as of September 30, 1999 and 2000 and for the nine-month periods then ended from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the nine-month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Reports on Form 10-Q for the first three quarters of 2000, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                               NINE MONTHS
                                                            YEAR ENDED DECEMBER 31,        ENDED SEPTEMBER 30,
                                                       --------------------------------    --------------------
                                                         1997        1998        1999        1999        2000
                                                       --------    --------    --------    --------    --------
                                                                         (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
  Operating revenue ................................   $  282.1    $  287.7    $  312.6    $  234.0    $  232.0
                                                       --------    --------    --------    --------    --------
      Power, operating and administrative expenses..      133.9       140.9       124.5        89.1        92.7
      Depreciation .................................       40.1        41.4        57.8        42.9        45.8
                                                       --------    --------    --------    --------    --------
  Total operating expenses .........................      174.0       182.3       182.3       132.0       138.5
                                                       --------    --------    --------    --------    --------
  Operating income .................................      108.1       105.4       130.3       102.0        93.5
  Interest and other income ........................        9.7         5.9         3.4         2.7         2.8
  Interest expense .................................      (38.6)      (21.9)      (54.1)      (40.0)      (44.9)
                                                       --------    --------    --------    --------    --------
  Net income .......................................   $   79.2    $   89.4    $   79.6    $   64.7    $   51.4
                                                       ========    ========    ========    ========    ========

FINANCIAL POSITION DATA (AT PERIOD END):
  Cash and cash equivalents ........................   $  118.6    $   47.0    $   40.0    $   53.8    $   57.9
  Property, plant and equipment, net ...............      850.3     1,296.2     1,321.3     1,311.5     1,286.1
      Total assets .................................    1,063.1     1,414.2     1,413.5     1,426.4     1,400.1
  Long-term debt ...................................      463.0       814.5       784.5       774.5       799.5
  Partners' capital ................................      504.2       497.4       589.5       602.5       557.2

OTHER FINANCIAL DATA AND RATIOS:
  EBITDA (1) .......................................   $  148.2    $  146.8    $  188.1    $  144.9    $  139.3
  Cash flow from operating activities ..............      106.6       103.6       101.6        86.9        98.1
  Cash flow used in investing activities ...........     (101.7)     (427.9)      (91.1)      (80.4)      (11.5)
  Cash flow from (used in) financing activities ....       24.1       252.7       (17.5)        0.3       (68.7)
  Capital expenditures .............................      126.9       487.3        82.9        58.2        10.6
  Ratio of EBITDA to interest expense (2) ..........        3.8x        6.7x        3.5x        3.6x        3.1x
  Ratio of earnings to fixed charges (3) ...........        2.8x        2.3x        2.3x        2.4x        2.1x

OPERATING DATA:
  Barrel miles (billions) (4) ......................        389         391         350         265         254
  Deliveries (thousands of barrels per day) (5):
       United States ...............................        960         992         898         880         970
       Eastern Canada ..............................        552         570         471         491         361
                                                       --------    --------    --------    --------    --------
           Total ...................................      1,512       1,562       1,369       1,371       1,331
                                                       ========    ========    ========    ========    ========

                                                   (Footnotes on following page)

(1) EBITDA is defined for this purpose as operating income before depreciation. EBITDA is used as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to net income as an indicator of our performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented here to provide additional information.

(2) The ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to our ability to meet our financing costs.

(3) For purposes of calculating the ratio of earnings to fixed charges: (a) "fixed charges" represent interest expense (including amounts capitalized), amortization of debt costs and the portions of rental expense representing the interest factor; and (b) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense, amortization of debt issuance costs and the portion of rental expense representing the interest factor.

(4) "Barrel miles" is a measurement of how fully a pipeline is used over its length and is calculated by multiplying the amount of each individual delivery (measured in barrels) by the distance it is shipped (measured in miles) and then adding the results so obtained for all deliveries.

(5) "Deliveries" means the amount of liquid hydrocarbons delivered by a pipeline to certain points along the system and is quantified using a barrel as a unit of measure. "Barrels per day" delivery data is a measurement of average deliveries for the indicated period and is computed by dividing the number of barrels delivered for the period by the number of days in the period.

                                  RISK FACTORS

     You should carefully consider the following factors in evaluating an investment in the notes:

     o The Lakehead System and our financial performance depend upon adequate supplies of and demand for western Canadian crude oil. In 1999 and the nine months of 2000, our crude oil deliveries declined compared with 1998. This decline resulted primarily from decreased crude oil production in western Canada, which in turn resulted primarily from reduced spending levels for exploration and development activities in western Canada. These reduced spending levels resulted from low oil prices in 1998 and the first part of 1999. Our ability to increase deliveries and to expand the Lakehead System in the future also depends upon increased supplies of western Canadian crude oil.

     o The Lakehead System tariff rates are regulated by the FERC. Uncertainty surrounds the applicable regulatory standards for establishing tariff rates for liquids pipelines. In October 1996, the FERC approved a Settlement Agreement between us, the Canadian Association of Petroleum Producers and the Alberta Department of Energy on all then outstanding contested tariff rates. The Settlement Agreement provided that the agreed underlying tariff rates will be subject to indexing as prescribed by FERC regulation and that CAPP and ADOE will not challenge any rates within the indexed ceiling for a period of five years expiring October 2001. In addition to this base indexing methodology, our tariff rates include a cost-of-service surcharge to recover the cost of, and to provide a return on, our investment in SEP II and a fixed amount surcharge relating to the Terrace project. If our tariff rates were successfully challenged in the future, we could be adversely affected.

     o Our secured indebtedness will be effectively senior to the notes to the extent of the collateral securing that indebtedness. While the agreements governing our first mortgage notes and our revolving credit facility contain covenants that restrict our ability to incur additional indebtedness, the indenture governing the notes does not so limit us. As of September 30, 2000, as adjusted to give effect to this offering, we would have had $801 million of total indebtedness. Of this indebtedness, a total of $501.2 million would have been outstanding under our first mortgage notes and revolving credit facility and, to the extent of the collateral securing that indebtedness, would have been senior to the notes.

     Please read "Risk Factors" beginning on page 4 of the accompanying prospectus for a more detailed discussion of these and other factors that you should consider before purchasing the notes.

                                 USE OF PROCEEDS


     We intend to use the net proceeds from this offering, estimated to be $98.8 million, to repay indebtedness under our revolving credit facility, which will remain available for future borrowing. Pending the repayment of indebtedness under the revolving credit facility, we may invest a portion of the proceeds in short-term investment grade securities. We may reborrow funds under the revolving credit facility as needed to fund capital expenditures and for working capital.

     As of September 30, 2000, $290 million of indebtedness was outstanding under the revolving credit facility at a weighted average interest rate of 7.39% per annum, and $60 million was available for future borrowing. We incurred substantially all of the indebtedness outstanding under the revolving credit facility to fund capital expenditures, including capital expenditures related to SEP II and Terrace, and working capital requirements. The revolving credit facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give notice of their intent not to extend. The revolving credit facility matures in September 2005.


                                 CAPITALIZATION

     The following table shows our capitalization at September 30, 2000, and as adjusted to give effect to this offering and the application of the estimated net offering proceeds to repay indebtedness under the revolving credit facility. Please read "Use of Proceeds." You should read this table in conjunction with our financial statements and the notes to the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                        AS OF SEPTEMBER 30, 2000
                                                        ------------------------
                                                          ACTUAL     AS ADJUSTED
                                                        ----------   -----------
                                                          (DOLLARS IN MILLIONS)
               Long-term Debt:
                   First Mortgage Notes ...........     $    310.0   $    310.0
                   Revolving Credit Facility ......          290.0        191.2
                   7% Senior Notes due 2018 .......          100.0        100.0
                   7 1/8% Senior Notes due 2028....          100.0        100.0
                     7.9% Senior Notes due 2012....             --        100.0
                                                        ----------   ----------
                     Total Long-term Debt .........          800.0        801.2
               Partners' Capital ..................          554.1        554.1
                                                        ----------   ----------
                     Total Capitalization .........     $  1,354.1   $  1,355.3
                                                        ==========   ==========

                                    BUSINESS

OVERVIEW

     We are the 98.9899% owned operating subsidiary partnership of Lakehead Pipe Line Partners, L.P., a publicly traded Delaware limited partnership. We own and operate a regulated crude oil and natural gas liquids pipeline business in the United States. Lakehead Pipe Line Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Canada, serves as our general partner. Enbridge owns a 13.4% limited partner interest, in the form of 3,912,750 Class B Common Units, and a 1% general partner interest in Lakehead Pipe Line Partners, L.P., as well as a 1% general partner interest in us. The remaining 84.7% limited partner interest in Lakehead Pipe Line Partners, L.P. is represented by 24,990,000 publicly traded Class A Common Units.

     We and Enbridge transport crude oil and other liquid hydrocarbons for our customers through the world's longest liquid petroleum pipeline system. We own the United States portion of the System, and Enbridge owns the Canadian portion of the System through a subsidiary, Enbridge Pipelines Inc. The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline system that transports crude oil from western Canada to the Province of Ontario. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada and, through a connecting pipeline, the Patoka/Wood River pipeline hub and refining center in southern Illinois.

     The System extends from Edmonton, Alberta, across the Canadian prairies to the United States border near Neche, North Dakota. From Neche the System continues on to Superior, Wisconsin, where it splits into two branches with one branch traveling through the upper Great Lakes region and the other through the lower Great Lakes region of the United States. Both branches reenter Canada near Marysville, Michigan. From Marysville the System continues on to Toronto, Ontario, with lateral lines to Nanticoke, Ontario and the Buffalo, New York area. The System is approximately 3,100 miles long, including approximately 1,750 miles in the United States.

     Shipments tendered to the System originate in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada. Shipments reach the System through facilities owned and operated by third parties or affiliates of Enbridge Pipelines. Deliveries from the System are currently made in the prairie provinces of Canada and, through the Lakehead System, to the Great Lakes and Midwest regions of the United States and to the Province of Ontario. These deliveries are made principally to refineries either directly or through connecting pipelines of other companies.

     All scheduling of shipments (including routes and storage) is handled by Enbridge Pipelines in coordination with us. The Lakehead System includes 15 connections to pipelines and refineries at various locations in the United States, including the refining areas in and around Chicago, Illinois, Minneapolis-St. Paul, Minnesota, Detroit, Michigan, Toledo, Ohio, Buffalo, New York, and Patoka/Wood River, Illinois. The Lakehead System has three main terminals at Clearbrook, Minnesota, Superior, Wisconsin and Griffith, Indiana. The terminals are used to gather crude oil prior to injection into the Lakehead System and to provide tankage in order to allow for more flexible scheduling of oil movements.

PROPERTIES

     The Lakehead System consists of approximately 3,300 miles of pipe with diameters ranging from 12 inches to 48 inches, 63 main line pump station locations with a total of approximately 667,000 installed horsepower and 58 crude oil storage tanks with an aggregate working capacity of approximately 10 million barrels. The Lakehead System requires at all times for operation approximately 14 million barrels of oil in the pipeline, all of which is owned by the shippers. The Lakehead System regularly transports up to 45 different types of liquid hydrocarbons including light, medium and heavy crude oil (including bitumen), condensate, synthetic crudes and natural gas liquids.

     The Lakehead System is comprised of a number of separate segments as follows:

     o Canadian border to Clearbrook segment including portions of four pipelines consisting of 18-, 20-, 26-, and 34-inch diameter pipe, and a fifth line consisting of 36- and 48- inch diameter pipe, with a total combined annual capacity of 1,727,000 barrels per day. This segment includes approximately 40 miles of 48-inch pipeline looping that increases the capacity of this segment.

     o Clearbrook to Superior segment including portions of three pipelines consisting of 18-, 26-, and 34-inch diameter pipe, respectively, with a total annual capacity of 1,464,000 barrels per day. This segment also includes approximately 80 miles of 48-inch pipeline looping.

     o Superior to Marysville segment consisting of 30-inch diameter pipe with an annual capacity of 509,000 barrels per day.

     o Superior to Chicago area segment including two pipelines of 24- and 34-inch diameter pipe with a total annual capacity of 889,000 barrels per day.

     o Chicago area to Marysville segment that is a 30-inch diameter pipe with an annual capacity of 333,000 barrels per day.

     o Canadian border to Buffalo segment consisting of 12- and 20- inch diameter pipe with an annual capacity of 74,000 barrels per day.


     The estimated annual capacities noted above take into account receipt and delivery patterns and ongoing pipeline maintenance, and reflect achievable pipeline capacity over long periods of time. Lakehead System capacities shown above reflect the additional capacity provided by Phase I of the Terrace Expansion Program, which was completed during 1999.

SUPPLY AND DEMAND FOR WESTERN CANADIAN CRUDE OIL

Supply

     Substantially all of the shipments delivered through the Lakehead System originate in oil fields in western Canada. The Lakehead System also receives

          o United States and Canadian production at Clearbrook through a connection with a pipeline owned by a subsidiary of Enbridge,

          o    United States production at Lewiston, Michigan, and

          o    both United States and offshore production in the Chicago area.

Changes in supply from western Canada directly affect movements through Enbridge's portion of the System and the supply available for transportation through the Lakehead System.

     Enbridge Pipelines applied to the National Energy Board in December 1997 to construct its Terrace Phase I facilities in Canada. These facilities complement our Terrace Phase I facilities. As part of that application, Enbridge Pipelines submitted a forecast of supply of western Canadian crude oil and a projection of the markets in which it could reasonably be expected to be consumed. Forecasts by their nature are based upon numerous assumptions, including estimates provided by the industry, many of which are beyond the control of Enbridge Pipelines or us. The forecast submitted to the National Energy Board in 1997 showed the supply of western Canadian crude oil in the year 2003 at over 2,550,000 barrels per day, approximately 500,000 barrels per day above 1997 average daily production of western Canadian crude oil. The supply of western Canadian crude oil was expected to remain at over 2,500,000 barrels per day through 2010. While acknowledging the uncertainty associated with forecasts of the supply of crude oil and other commodities shipped on the Enbridge Pipelines' portion of the System, the National Energy Board accepted as reasonable the forecasts of the supply of crude oil and other commodities submitted by Enbridge Pipelines and recommended that a certificate for construction be issued. The forecast quantities of crude oil in the 1997 forecast were made subject to numerous uncertainties and assumptions, including a crude oil price of $17.50 per barrel in 1998 rising to $22.25 in 2010. Terrace Phase I was completed in 1999.

     The low crude oil prices experienced during 1998 and early 1999 caused a decline in western Canadian producer's expenditures for exploration and development, which in turn adversely affected the crude oil supply available in western Canada. As a result, Enbridge Pipelines has updated its forecast of western Canadian crude oil supply and the markets served by the System. This long-term outlook involves updated supply projections from the oil sands projects currently operating, being expanded or proposed in western Canada. We believe that production from these projects is less sensitive to the short-term fluctuations in the price of crude oil due to the magnitude of committed capital expenditures involved.

     The updated Enbridge Pipelines forecast projects that the supply of western Canadian crude oil will be approximately 2,230,000 barrels per day in 2001 and approximately 2,285,000 barrels per day in 2002. These projected volumes are lower than the original Terrace western Canada forecast by 90,000 barrels per day for 2001 and 180,000 barrels per day for 2002. The updated Enbridge Pipelines forecast projects the supply of crude oil to rise to approximately 2,500,000 barrels per day in 2003 and to approximately 2,750,000 barrels per day by 2010. The forecast quantity of crude oil was made subject to numerous uncertainties and assumptions, including a crude oil price of $21.95 per barrel in 2000 rising to $27.00 in 2010. On November 10, 2000, the benchmark West Texas Intermediate crude oil price closed at $34.02 per barrel, up from the 1998 low of $10.73 per barrel. We currently expect West Texas Intermediate prices to average above $29.00 per barrel in 2000.

     While the projected supply of crude oil for 2001 and 2002 is somewhat lower than the original Terrace forecast, the updated Enbridge Pipelines forecast supports the need for additional pipeline facilities beyond the Terrace Phase I facilities. Phase II includes construction of facilities to increase capacity on the Canadian portion of the System. While Phase II does not involve construction on the Lakehead System, we expect to benefit directly from the approximately 40,000 barrel per day increase in capacity as additional volumes from the Alberta Oil Sands come on stream. Subject to final National Energy Board approval, Phase II is expected to be placed in service during the first half of 2002.

     The National Energy Board released a report titled "Canadian Energy Supply and Demand to 2025" on June 30, 1999, in which it provided several long-term scenarios of supply and demand for western Canadian crude oil. We believe the most realistic scenario is a case that is based on a West Texas Intermediate price of $18.00 per barrel in constant 1997 dollars and assumes low cost energy supply and current trends in demand. This scenario resulted in total western Canadian production that was lower than Enbridge Pipelines' most recent forecast by approximately 40,000 barrels per day in 2005 and approximately 150,000 barrels per day in 2010. The variance in production estimates between the National Energy Board study and the Enbridge Pipelines forecast ranges between approximately 1% and 5% in all periods.

     We believe that the outlook for increased crude oil production in western Canada continues to be positive, as evidenced by the Enbridge Pipelines forecast, the National Energy Board study and CAPP's recent approval of Terrace Phase II. The timing of growth in the supply of western Canadian crude oil, however, will depend upon the level of crude oil prices and drilling activity and the timing of completion of projects to produce heavy and synthetic oil from the Alberta Oil Sands.

Demand

     For strategic planning purposes, the U.S. government segregates the United States into five Petroleum Administration for Defense Districts, referred to as PADDs. The oil industry utilizes these districts in reporting statistics regarding oil supply and demand. The Lakehead System services the northern tier of PADD 2. Modestly increasing crude oil demand and declining inland U.S. domestic production are contributing to an increasing need for importing crude oil into the PADD 2 market. We believe that PADD 2 will continue to provide an excellent market for western Canadian shippers because returns to crude oil producers are expected to remain attractive. We believe that PADD 2 will remain the most attractive market for western Canadian supply since it is currently the largest North American processor of western Canadian heavy crude oil and has strong potential for converting refining capacity from light to heavy crude.

     Although western Canadian producers experience competition from Venezuelan and Mexican heavy crude oil in PADD 2, we expect western Canadian heavy crude oil to remain the dominant supply source for the region. We believe that Latin American heavy crude oil will continue to provide the swing supply to the PADD 2 region. In the short term, we expect Latin American deliveries to PADD 2 to decrease as the supply of western Canadian crude oil continues to recover from the negative impact of the 1998/99 price decline. Over the long term, we expect producers of Latin American heavy crude oil to concentrate on the PADD 3 and PADD 5 markets, where they receive a higher return compared with PADD 2.

     Based on the most recent forecast completed by Enbridge Pipelines, exports from western Canada to the United States are projected to increase to approximately 1,828,000 barrels per day in 2005 and remain at that level or above through 2010. This is approximately 714,000 barrels per day higher than 1999 exports. Of the exports to the United States, it is expected that PADD 2 would receive approximately 1,456,000 barrels per day in 2005, approximately 612,000 barrels per day higher than 1999. Beyond 2005, the Enbridge Pipelines forecast projects exports to PADD 2 to rise to approximately 1,466,000 barrels per day in 2007 and approximately 1,492,000 barrels per day by 2010.

     Crude oil refineries in Ontario generally process light sweet and light sour crude oil, and the supply of conventional light sweet and light sour crude oil from western Canada is expected to decline. Ontario refiners cannot process significantly greater amounts of western Canadian heavy crude oil without substantial reconfiguration of their refineries. To the extent Ontario refiners have found it difficult to obtain light crude oil supply from western Canada at an economic price, refiners have been recently accessing foreign light crude volumes through the reversed facilities of Enbridge Pipelines Line 9 from Montreal, Quebec to Sarnia, Ontario. This has had an impact on the volumes moving through the Lakehead System pipeline connections in the Chicago area. Light crude oil movements originating in the Chicago area for delivery to Ontario declined following the reversal of Enbridge's Line 9 in 1999, averaging approximately 63,500 barrels per day for 1999, and approximately 10,000 barrels per day in the third quarter of 2000. Line 9 has an annual capacity of approximately 240,000 barrels per day and, for the first nine months of 2000, operated at approximately 203,000 barrels per day. The ongoing utilization level of Line 9 will be dependent upon global crude oil market dynamics.

           DESCRIPTION OF EXISTING INDEBTEDNESS AND CREDIT FACILITIES


     We had long-term debt of $800 million as of September 30, 2000, consisting of $310 million of our first mortgage notes, $290 million outstanding under our revolving credit facility, $100 million of our 7% senior notes due 2018 and $100 million of our 7 1/8% senior notes due 2028. The first mortgage notes and our indebtedness under the revolving credit facility are secured by a mortgage on substantially all of our property, plant and equipment and are recourse to the general partner. The senior notes are unsecured, rank equally in right of payment with all our existing and future senior unsecured indebtedness and are senior in right of payment to any future subordinated indebtedness.

     The first mortgage notes are due and payable in ten equal annual installments of $31 million each beginning in 2002, with the final such payment being due in 2011. We can optionally prepay the first mortgage notes, in whole or in part, at a premium. The first mortgage notes bear interest of 9.15% per annum, payable semi-annually in arrears.

     The revolving credit facility provides for a $350 million revolving line of credit. Borrowings under the revolving credit facility bear interest, at our option, at one of the following rates:

     o   the prime rate;

     o   a certificate of deposit based rate; or

     o   a LIBOR based rate

plus, in each of the last two options, a margin that varies from 0.125% up to 0.75% per annum, depending on our cash flow/interest coverage ratio.

     The revolving credit facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give us notice of their intent not to extend. The revolving credit facility matures in September 2005.

     The $200 million of senior notes were issued in October 1998 under a $400 million debt shelf registration statement. The senior notes were issued in two tranches of $100 million each. The first tranche of senior notes is due in 2018 and bears interest at a rate of 7% per annum. The second tranche of senior notes is due in 2028 and bears interest at a rate of 7.125% per annum. Interest is payable semi-annually in arrears.

     The agreements relating to the first mortgage notes and the revolving credit facility contain substantially similar covenants requiring us to offer to prepay the first mortgage notes and the indebtedness outstanding under the revolving credit facility with the proceeds of asset sales. The agreements also restrict, among other things,

     o   our ability to incur additional indebtedness, and

     o some of our operations, including giving the lenders the ability to require the establishment of reserves.

     The indenture for the $200 million of senior notes will also govern the notes to be issued under this prospectus supplement and the accompanying prospectus. The indenture limits our ability to create liens on our assets and to engage in sale-leaseback transactions. Please read "Description of the Debt Securities -- Provisions Applicable Solely to Senior Debt Securities" in the accompanying prospectus.

                            DESCRIPTION OF THE NOTES


     The following description of the particular terms of the notes supplements the general description of the Debt Securities included in the accompanying prospectus. You should review this description together with the description of the Debt Securities included in the prospectus. To the extent this description is inconsistent with the description in the prospectus, this description will control and replace the inconsistent prospectus description.

     We will issue the notes under an indenture, dated September 15, 1998 (as amended and supplemented from time to time, including a supplement setting forth the terms of the notes), between us and The Chase Manhattan Bank, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. We have summarized some of the material provisions of the notes and the indenture below. The summary supplements the description of the indenture contained in the accompanying prospectus, and we encourage you to read that description for additional material provisions that may be important to you. We also urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. You may request copies of the indenture from us as set forth under "Available Information" in the accompanying prospectus. Capitalized terms defined in the accompanying prospectus and the indenture have the same meanings when used in this prospectus supplement.

BRIEF DESCRIPTION OF THE NOTES

     The notes:

          o    will be our senior unsecured indebtedness;

          o will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness;

          o will be senior in right of payment to any future subordinated indebtedness; and

          o will be effectively junior to all of our existing secured indebtedness, to the extent of the collateral securing that indebtedness. As of September 30, 2000, we had total indebtedness of approximately $600 million under our first mortgage notes and revolving credit facility.

PRINCIPAL, MATURITY AND INTEREST

     We will issue the notes in the aggregate principal amount of $100 million. The notes will mature on November 21, 2012. We will issue the notes in denominations of $1,000 and whole multiples of $1,000.

     Interest on the notes will accrue at the annual rate of 7.9% and will be payable semi-annually in arrears on May 21 and November 21 of each year, commencing May 21, 2001. We will make each interest payment to the holders of record on the immediately preceding May 6 and November 6.

     Interest on the notes will accrue from the date of original issuance, or if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     When the notes are not held in book-entry form, if you hold of record at least $1 million aggregate principal amount of the notes, you may request to have any payment of interest on your notes be made by wire transfer. We will make all other payments on the notes at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to you at your addresses set forth in the register of holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to you, and we or any of our subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

     A registered holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with the transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

RATINGS

     The notes have been assigned ratings of A- by Standard & Poor's and A3 by Moody's. These ratings have been obtained with the understanding that Standard & Poor's and Moody's will continue to monitor the ratings and will make future adjustments to the extent warranted. A rating reflects only the view of Standard & Poor's or Moody's, and is not a recommendation to buy, sell or hold the notes. We cannot assure you that any rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely.

OPTIONAL REDEMPTION

     The notes will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of

     o   100% of the principal amount of the notes and

     o the sum of the present values of the remaining scheduled payments of principal and interest on the notes, exclusive of interest accrued to the date of redemption, discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 37.5 basis points, plus in each case accrued interest to the date of redemption.

     "Treasury Rate" means, for any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, for any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, plus four other dealers selected by the trustee, or their affiliates that are primary U.S. government securities dealers, and their respective successors.

     "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such redemption date.

     We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

BOOK ENTRY, DELIVERY AND FORM

     The notes will be issued in the form of one or more global notes. The global notes will be deposited on the original date of issuance of the notes with, or on behalf of The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

     Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in limited circumstances described below. Please read "--Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

DEPOSITORY PROCEDURES

     The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC. We take no responsibility for these operations and procedures and urge investors to contact DTC or their participants directly to discuss these matters.

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participant.

     DTC has also advised us that, pursuant to procedures established by it:

     (1) upon deposit of the global notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amounts of the global notes; and

     (2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC (with respect to Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

     Transfers between Participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to these persons may be limited. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge the beneficial interest to persons that do not participate in the DTC system, or otherwise take actions in respect of the beneficial interest, may be affected by the lack of a physical certificate of the beneficial interest.

     So long as DTC, or its nominee, is the registered owner or holder of a global note of a series, DTC or its nominee will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. Except as provided below, beneficial owners of an interest in a global note:

     o    will not be entitled to have notes registered in their names;

     o will not receive or be entitled to receive physical delivery of notes in definitive form; and

     o will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder.

     In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC.

     Payments on global notes will be made to DTC or its nominee, as the registered owner or holder of the global notes. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, nor the trustee nor any paying agent will have any responsibility or liability for:

     o any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in global notes; or

     o any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant Participants with payment on the payment date unless DTC has reason to believe it will not receive payment on the payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its Participants.

     DTC has advised us as follows: DTC is

     o    a limited-purpose trust company organized under the New York Banking
          Law;

     o    a "banking organization" within the meaning of the New York Banking
          Law;

     o    a member of the Federal Reserve System;

     o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     o a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     Although DTC is expected to follow the foregoing procedures to facilitate transfers of interests in the global notes among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

     A global note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

     (1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depository or (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and we fail to appoint a successor depository;

     (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

     (3) a Default or Event of Default on the notes has occurred and is continuing.

     In addition, beneficial interests in a global note may be exchange for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

                                  UNDERWRITING


     We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                                     PRINCIPAL
                     UNDERWRITER                                      AMOUNT
                     -----------                                     ---------
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated .......................................       $ 52,000,000
ABN AMRO Incorporated ......................................         16,000,000
Banc of America Securities LLC .............................         16,000,000
Chase Securities Inc. ......................................         16,000,000
                                                                   ------------
                  Total ....................................       $100,000,000
                                                                   ============


     The underwriters have agreed to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of .4% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are estimated to be $375,000 and are payable by us.

NEW ISSUE OF NOTES

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are shown on the cover page of the prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     In the ordinary course of their businesses, some of the underwriters and their affiliates have engaged, and in the future may engage, in investment banking or commercial banking transactions with us or our affiliated companies. An affiliate of ABN AMRO Incorporated is a lender under our revolving credit facility. We intend to use the proceeds from this offering to repay indebtedness outstanding under our revolving credit facility, resulting in payments to each lender of more than 10% of the net proceeds of this offering. Please read "Use of Proceeds." Because more than ten percent of the net proceeds of this offering will be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). In addition, The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the trustee under the indenture under which the notes are being issued. Affiliates of Chase Securities Inc. and affiliates of Banc of America Securities LLC have engaged in various general financing and banking transactions with Enbridge and its affiliates.

                                  LEGAL MATTERS

     Fulbright & Jaworski L.L.P., Houston, Texas, will issue opinions about various legal matters in connection with the offering on our behalf. Baker Botts L.L.P., Houston, Texas, the underwriters' counsel, will also issue opinions about various legal matters in connection with the offering on behalf of the underwriters.

PROSPECTUS

                LAKEHEAD PIPE LINE COMPANY, LIMITED PARTNERSHIP

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                            ------------------------

     Lakehead Pipe Line Company, Limited Partnership (the "Company") may offer and sell from time to time in one or more series its unsecured debt securities which may be senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"). The Company is 98.9899% owned by Lakehead Pipe Line Partners, L.P. ("Lakehead" and, together with the Company, the "Partnership").

     The Senior Debt Securities and the Subordinated Debt Securities are collectively hereinafter referred to as the "Debt Securities." The Debt Securities will be limited to an aggregate initial public offering price not to exceed $400 million, or the equivalent thereof in one or more foreign currencies or currency units, including composite currencies. The Debt Securities may be offered in separate series, in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a related Prospectus Supplement.

     Certain specific terms of the particular Debt Securities for which this Prospectus is being delivered will be set forth in a related Prospectus Supplement, including, where applicable, the specific designation and priority, aggregate principal amount, authorized denominations, maturities, interest rate or rates or the method of determining the same, the date or dates on which interest, if any, shall be payable, the place or places where principal of and premium, if any, and interest, if any, on such Debt Securities of the series will be payable, any terms for optional or mandatory redemption or any sinking fund or analogous provisions, currency or currencies, or currency unit or currency units of denomination and payment if other than U.S. dollars, the initial public offering price, the net proceeds to the Company, terms relating to temporary or permanent global securities, provisions regarding registration of transfer or exchange and other special terms.

     The Debt Securities may be offered and sold to or through underwriters, dealers, or agents as designated from time to time, or through a combination of such methods, and also may be offered and sold directly to one or more other purchasers. See "Plan of Distribution." The names of, and the principal amounts of Debt Securities to be purchased by or through, underwriters, dealers or agents, and the compensation of such underwriters, dealers or agents, including any applicable fees, commissions, and discounts, will be set forth in the related Prospectus Supplement. The net proceeds to the Company from the offer and sale of each series of Debt Securities will also be set forth in the related Prospectus Supplement.

     No Debt Securities may be sold without delivery of a Prospectus Supplement describing such series or issue of Debt Securities and the method and terms of offering thereof.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS IN THE DEBT SECURITIES SHOULD CONSIDER.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is September 21, 1998.

                             AVAILABLE INFORMATION

     Lakehead is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Lakehead's Class A Common Units are listed for trading on the New York Stock Exchange (the "NYSE") under the trading symbol "LHP", and reports and other information concerning Lakehead may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Information relating to Lakehead may also be obtained electronically by means of Lakehead's home page on the Internet at http://www.lakehead.com.

     This Prospectus does not contain all of the information set forth in the Registration Statement, of which this Prospectus is a part, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to the Company and the Debt Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by Lakehead pursuant to the Exchange Act (File No. 1-10934) are incorporated herein by reference and shall be a part hereof:

          1. Lakehead's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by Lakehead's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997 (the "Form 10-K");

          2. Lakehead's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

          3. Lakehead's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, as amended by Lakehead's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 1998; and

          4. Lakehead's Current Report on Form 8-K dated July 21, 1998, as amended by Lakehead's Current Report on Form 8-K/A filed September 15, 1998.

     All documents filed by Lakehead pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Lakehead will provide without charge to each person, including any beneficial owner of a Debt Security, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Lakehead Pipe Line Partners, L.P., Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802, Attention: R.R. Karlen, Investor Relations, telephone (800) 525-3999 or (218) 725-0100.

     No separate financial information for the Company has been provided or incorporated by reference in this Prospectus because all operations of the Partnership are conducted by the Company, substantially all of the earnings and cash flow of the Partnership are generated by the Company, and substantially all of the assets and liabilities shown in the consolidated financial statements of the Partnership are owned directly by the Company.

                       CERTAIN FORWARD-LOOKING STATEMENTS

     This Prospectus and the accompanying Prospectus Supplement (including the documents incorporated by reference herein and therein) contain certain forward-looking statements and information relating to the Partnership that are based on the beliefs of the management of the General Partner as well as assumptions made by and information currently available to the management of the General Partner. When used in, or incorporated by reference into, this Prospectus and the accompanying Prospectus Supplement, the words "anticipate," "expect," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, expected or projected. Except as required by applicable securities laws, the Company does not intend to update these forward-looking statements and information. For additional discussion of such risks, uncertainties and assumptions, see "Risk Factors" in this Prospectus and "Items 1 & 2. Business and
Properties -- Business Risks" in the Form 10-K. All written and verbal forward-looking statements attributable to the Company, or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  RISK FACTORS

     Prospective investors should carefully consider the risk factors described below, in addition to the other information set forth elsewhere or incorporated by reference in this Prospectus and any accompanying Prospectus Supplement, in connection with an investment in the Debt Securities offered hereby and thereby.

CONSIDERATIONS RELATING TO THE PARTNERSHIP'S BUSINESS

  Dependence Upon Western Canadian Crude Oil Supply and the IPL System

     The Lakehead System (as defined herein) is dependent upon the level of supply of crude oil and other liquid hydrocarbons from western Canada. Interprovincial Pipe Line Inc. ("IPL"), the parent company of Lakehead Pipe Line Company, Inc., which is the general partner of Lakehead and the Company (the "General Partner"), has advised the General Partner that in 1997, the IPL System (as defined herein) transported approximately 65% of all crude oil produced in western Canada, of which approximately 90% was transported by the Lakehead System. If a decline in western Canadian crude oil production occurs, the General Partner expects that throughput on the Lakehead System will also decline.

     The Lakehead System is dependent upon the utilization of the IPL System by producers of western Canadian crude oil to reach markets in the United States and eastern Canada. The diversion of western Canadian crude oil away from the IPL System, whether by virtue of increased demand by western Canadian refiners or the shipment of crude oil by other pipelines, would likely have a direct impact on the volumes transported by the Lakehead System. Although the General Partner believes that under regulations of the Federal Energy Regulatory Commission ("FERC") the Partnership will periodically be allowed to increase tariff rates to compensate for declines in throughput which result in a substantial divergence between the Partnership's costs and tariff rates, there can be no assurance that this will be the case. Even if such tariff increases were allowed, the Partnership may suffer lower revenues during the period before a tariff adjustment can be implemented. In addition, reduced throughput on the IPL System as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on the Lakehead System. If the Partnership were not able to recoup lost revenue related to such reduced throughput, the Partnership could be adversely impacted.

  Reduced Demand Could Affect Shipments on the Lakehead System

     The Partnership's business depends in part on the level of demand for crude oil and natural gas liquids (in particular, western Canadian crude oil and natural gas liquids) in the geographic areas in which deliveries are made by the Lakehead System and the ability and willingness of shippers having access to the Lakehead System to satisfy such demand by deliveries through the Lakehead System. Demand for western Canadian crude oil and natural gas liquids in the geographic areas served by the Lakehead System is affected by the delivery of other supplies of crude oil and refined products into such geographic areas. Existing pipeline capacity for the delivery of crude oil to the Midwest U.S., the primary market served by the Lakehead System, exceeds current refining capacity. In addition, IPL and a group of refiners have developed a project to reverse the flow of a portion of the IPL System from Sarnia to Montreal, Quebec to bring crude oil from Montreal to Sarnia. The reversal of this line would result in IPL becoming a competitor of the Partnership for supplying crude oil to the Ontario market and is expected to reduce the deliveries of western Canadian crude oil into the eastern Canadian markets served by the System (as defined herein). When the reversal of the line is effective (which is expected in 1999), quantities of crude oil historically delivered by the System to the Ontario market are expected to be redirected to existing U.S. markets served by the Lakehead System, although at reduced tariffs (due to shorter transportation distances). The Partnership cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for crude oil and other liquid hydrocarbons in the areas in which deliveries are made by the Lakehead System.

  Uncertainty Arising From Ratemaking Methodologies

     As an interstate common carrier, the Partnership's pipeline operations are subject to regulation by the FERC under the Interstate Commerce Act, which permits challenges to proposed or changed rates and to rates that are already effective by protest or complaint, respectively, by an interested person or upon the FERC's own motion. Proposed or changed rates may be suspended by the FERC for up to seven months and allowed to become effective subject to investigation and potential refund. Rates that are already effective may be ordered to be reduced for the future and, upon an appropriate showing, reparations may be awarded for damages sustained by a complainant as a result of such rates for up to two years prior to the commencement of an investigation.

     In October 1993, the FERC established a new ratemaking methodology for liquids pipelines to be effective January 1, 1995 allowing for the annual indexing of rate ceilings based on changes in a producer price index. Rate ceilings may increase or decrease depending upon the change in the index minus 1%. The order also provides that, under certain circumstances, pipelines or shippers may seek to establish cost-based or market-based rates rather than indexed rates. To the extent this order limits the ability of the Partnership to establish cost-based rates, or the indexing methodology restricts or delays the Partnership's ability to implement rates that reflect increased costs, the Partnership could be adversely affected. Furthermore, no assurances can be given that inflationary rate increases allowed under the FERC's indexing methodology will be sufficient to offset increases in the Partnership's costs. In addition, if the applicable index increases less than 1% or decreases, the FERC's indexing methodology could result in a corresponding reduction in tariffs, as was the case in July 1998. See "Items 1 and 2. Business and Properties -- Regulation" in the Form 10-K.

     Many of the ratemaking issues contested in the Partnership's prior rate cases, in particular the FERC's oil pipeline ratemaking methodology, have not previously been reviewed by a federal appellate court. Any decision ultimately rendered by the FERC on any rate case involving its oil pipeline ratemaking methodology may be subject to judicial review. Any such judicial review could ultimately result in alternative ratemaking methodologies that could have a material adverse effect on the Partnership.

     There is also pending at the FERC a proceeding involving another publicly traded limited partnership engaged in the common carrier transportation of crude oil (the "Santa Fe Proceeding") in which the FERC could further limit its current position related to the tax allowance permitted in the rates of publicly traded partnerships, as well as possibly altering the FERC's current application of the FERC oil pipeline ratemaking methodology. On September 25, 1997, the administrative law judge in the Santa Fe Proceeding issued an initial decision addressing various aspects of the tax allowance issue as it affects publicly traded partnerships, as well as various technical issues involving the application of the FERC oil pipeline ratemaking methodology. The administrative law judge's initial decision in the Santa Fe Proceeding is currently pending review by the FERC. In such review, it is possible that the FERC could alter its current rulings on the tax allowance issue or on the application of the FERC oil pipeline ratemaking methodology in a way that could, if applied to the Partnership, have a material adverse impact on the Partnership.

     The Partnership's operating income and cash flow will remain sensitive to the level of tariffs established from time to time under rules and regulations of the FERC. The Partnership anticipates filing a tariff surcharge in late 1998 or early 1999 to reflect the projected incremental costs and throughput resulting from its System Expansion Program II ("SEP II") and Terrace Expansion Program ("Terrace"). The Settlement Agreement entered into in 1996 between the Partnership and representatives of the Partnership's customers on all their outstanding contested tariffs (the "Settlement Agreement") sets forth parameters governing the tariff surcharge associated with SEP II, although certain details of implementation remain subject to further discussions. The Partnership has also entered into an agreement with customer representatives regarding the tariff surcharge associated with Terrace. Customers who are not parties to the Settlement Agreement may challenge any tariff rate filing. It is anticipated that advance approval will be sought from the FERC for the tariff surcharges for SEP II and Terrace. See "Items 1 and 2. Business and Properties -- SEP II Expansion Program," "-- Terrace Expansion Program" and "-- Tariffs" in the Form 10-K. Any challenges of the Partnership's tariff rates, if successful, could have a material adverse effect on the Partnership.

  SEP II Right of Way Acquisition and Permitting

     In May 1997, the ICC denied the Partnership's application for a certificate that is a necessary step toward receiving condemnation authority in Illinois with respect to SEP II. Without such condemnation authority, the cost to obtain rights of way in connection with SEP II has increased.

     The Partnership is currently seeking and acquiring environmental and construction permits necessary to construct the new pipeline in connection with SEP II. Delays in acquiring environmental or construction permits could delay the in-service date of the new pipeline.

  Competition

     Because pipelines have historically been the lowest cost method for intermediate and long haul overland movement of crude oil, the System's most significant existing competitors for the transportation of western Canadian crude oil (other than indigenous consumption in western Canada) are other pipelines. The System encounters competition in serving shippers to the extent that shippers have alternate opportunities for transporting liquid hydrocarbons from their sources to customers. IPL has advised the General Partner that in 1997 the IPL System transported approximately 65% of total western Canadian crude oil production, of which approximately 90% was transported by the Lakehead System. The remainder was refined in Alberta or Saskatchewan or transported through other pipelines to British Columbia, Washington, Montana and other states in the Northwest U.S. In the United States, the Lakehead System encounters competition from other crude oil and refined product pipelines and other modes of transportation delivering crude oil and refined products to the refining centers of Minneapolis-St. Paul, Chicago, Detroit and Toledo and the refinery market and pipeline hub located in the Patoka/Wood River area. See "Items 1 and 2. Business and Properties -- Competition" in the Form 10-K.

  Risk of Environmental and Safety Costs and Liabilities

     The operations of the Partnership are subject to federal and state laws and regulations relating to environmental protection and operational safety. Although the General Partner believes that the operations of the Lakehead System are in substantial compliance with applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline operations, and there can be no assurance that such costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Partnership's operations, could result in substantial costs and liabilities to the Partnership. If the Partnership were not able to recover such resulting costs through insurance or increased tariffs, the Partnership could be adversely affected.

     Various federal, state and local laws and regulations impose strict controls on the discharge of oil and certain other materials into navigable waters. Such laws and regulations provide civil and criminal penalties and liabilities for discharge of petroleum and certain other materials in reportable quantities, impose liability for cleanup costs and natural resource damage and allow for third party lawsuits. Spill prevention control and countermeasure requirements of these laws require diking and similar structures to help prevent releases into navigable waters in the event of a petroleum overflow, rupture or leak.

     Contamination resulting from spills of crude oil and petroleum products is not unusual within the petroleum pipeline industry. The Lakehead System has, in the past, and may, in the future, experience such spills or other discharges. In the course of pipeline construction, directional drilling of pipeline conduits can result in discharges of drilling related materials to the soil, groundwater, surface waters or wetlands. In late July and early August of 1998, the Company's directional drilling operations for SEP II pipeline construction in Illinois caused the discharge of non-hazardous bentonite material in a wetlands area. The Company reported the matter to the U.S. Army Corps of Engineers ("Corps") and to the Illinois Department of Natural Resources. Pursuant to a United States Environmental Protection Agency ("EPA") order, the Company suspended drilling operations while it prepared a restoration plan, among other items. Pursuant to a new EPA order, which superseded the prior EPA order, the Company has resumed drilling operations in the area under conditions deemed acceptable by the Company. The Company also agreed to certain changes in the Corps drilling permit. While EPA reserved its right to issue civil penalties and injunctive relief, the General Partner does not anticipate that any penalties which might later be assessed by EPA will have a material impact on the financial condition of the Partnership.

     In addition, on September 16, 1998, as a result of a leak in a pipeline located in northern Minnesota, approximately 5,700 barrels of crude oil were released. The pipeline was repaired and restored to service on September 18, 1998, and cleanup has been largely completed. Based on preliminary information available to date, the General Partner believes that the leak was caused by third-party damage to the pipeline. The General Partner estimates that to date $500,000 has been expended on cleanup and repair activities and anticipates that an additional $500,000 will be incurred over the next three years to completely remediate the leak site. Whether or not the leak was caused by third-party damage, the General Partner does not believe that any cleanup costs, monitoring costs, liabilities and penalties relating to this spill will have a material adverse effect on the operations or financial condition of the Partnership. The Partnership is exploring its options with respect to recovery of the costs of the leak from third-parties and/or insurance.

     The General Partner has, from time to time, hydrostatically tested certain portions of the Lakehead System. If additional hydrostatic testing is determined necessary by the General Partner or were to be required by a regulatory authority, such testing could result in significant, and perhaps material, expense arising out of treatment and disposal of the hydrostatic test water and downtime resulting in lost transportation revenues. While the General Partner believes suitable alternatives to hydrostatically testing the pipeline exist, no assurance can be given that future hydrostatic testing will not be required on the System. Hydrostatic testing of the IPL System in Canada potentially may decrease deliveries on the Lakehead System due to restrictions on volumes received from western Canada.

CONSIDERATIONS RELATING TO THE COMPANY'S INDEBTEDNESS

     The Company's secured indebtedness will be effectively senior to the Debt Securities, and the indenture relating to the Debt Securities will not limit the Company's ability to incur additional indebtedness. The Company had long-term debt of $610 million as of August 31, 1998, all of which was secured by substantially all of the Company's assets. In addition, the General Partner expects the Company to incur additional indebtedness from time to time to fund a portion of the remaining cost of SEP II and the expected cost of phase one of Terrace and to fund a portion of its other expansion programs and capital expenditures. The $610 million of long-term secured debt as of August 31, 1998 consisted of $310 million of the Partnership's first mortgage notes ("First Mortgage Notes"), which have no principal payments due until 2002, and $300 million outstanding under the Partnership's $350 million revolving bank credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give notice to the Company of their intent not to extend. The current maturity date of the Revolving Credit Facility is September 6, 2003. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" in the Form 10-K.

     The agreements relating to the First Mortgage Notes and the Revolving Credit Facility contain a number of covenants that restrict the ability of the Company to dispose of assets, merge or consolidate with another entity, incur additional indebtedness, create liens, make capital expenditures or other investments or acquisitions and otherwise restrict business activities. The ability of the Company to comply with such provisions may be affected by events that are beyond the Partnership's control. The breach of any of these covenants could result in a default under the First Mortgage Notes and the Revolving Credit Facility. In addition, as a result of these covenants, the ability of the Company to respond to changing business and economic conditions and to secure additional financing, if needed, may be restricted, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the holders ("Holders") of the Debt Securities.

CONSIDERATIONS RELATING TO CANADIAN CONTROLLING PERSONS

  Difficulty in Enforcing Civil Liabilities Against Officers, Directors and Controlling Persons

     Certain of the controlling persons of the Partnership, within the meaning of the U.S. federal securities laws, and certain of the officers and directors of the General Partner are not residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for Holders of the Debt Securities to effect service of process within the United States with respect to such persons, officers and directors predicated upon civil liabilities under the United States federal securities laws. The Partnership has been advised by Canadian counsel that there is doubt as to the enforceability against such persons in Canada, in original actions or in actions for the enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

                                THE PARTNERSHIP

     Lakehead is a publicly traded Delaware limited partnership that owns and operates, through the Company, a regulated crude oil and natural gas liquids ("NGLs") pipeline business in the United States. Lakehead Pipe Line Company, Inc. (the "General Partner"), a wholly owned subsidiary of Interprovincial Pipe Line Inc. ("IPL") and an indirect, wholly owned subsidiary of IPL Energy Inc. ("IPL Energy") of Calgary, Alberta, Canada, serves as the general partner of Lakehead and the Company. IPL Energy is a publicly traded company that is a North American leader in energy services and delivery. The General Partner owns a 14.8% limited partner interest (in the form of 3,912,750 Class B Common Units) and a 1% general partner interest in Lakehead, and a 1.0101% general partner interest in the Company, representing an effective combined 16.6% interest in the Partnership. The remaining 83.4% limited partner interest in the Partnership is represented by 22,290,000 publicly traded Class A Common Units.

     The following chart depicts the organization and ownership of Lakehead, the Company and the General Partner. The percentages reflected in the chart represent the approximate ownership interest in each of Lakehead and the Company, individually. Except in the following chart, the ownership percentages referred to in this Prospectus and any accompanying Prospectus Supplement reflect the approximate effective ownership interest of the holders in Lakehead and the Company on a combined basis.

                              [ORGANIZATION CHART]
EDGAR DESCRIPTION
     Organizational chart depicting the following organizational and ownership information for the Company, Lakehead and the General Partner.
                            OWNERSHIP OF THE COMPANY

   PERCENTAGE/TYPE OF INTEREST                                         INTEREST HELD
              HELD                                                           BY
98.9899% limited partner interest                                    Lakehead
1.0101% general partner interest                                     General Partner

                             OWNERSHIP OF LAKEHEAD

   PERCENTAGE/TYPE OF INTEREST           NUMBER/TYPE OF UNITS          INTEREST HELD
              HELD                                                           BY
84.2% limited partner interest     22,290,000 Class A Common Units   Public Unitholders
14.8% limited partner interest     3,912,750 Class B Common Units    General Partner
1% general partner interest                                          General Partner

                        OWNERSHIP OF THE GENERAL PARTNER

   PERCENTAGE/TYPE OF INTEREST                                         INTEREST HELD
              HELD                                                           BY
100% Common Shares                                                   IPL

     The Partnership and IPL are engaged in the transportation of crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system (the "System"). The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub in southern Illinois. The System, which traverses approximately 3,200 miles, consists of a Canadian portion (the "IPL System"), which is owned by IPL, and a United States portion (the "Lakehead System"), which is owned by the Partnership.

     Shipments tendered to the IPL System originate in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada and reach the IPL System through facilities owned and operated by third parties or affiliates of IPL. Deliveries from the IPL System are currently made in the prairie provinces of Canada and, through the Lakehead System, in the Great Lakes and Midwest regions of the United States and the Province of Ontario, principally to refineries, either directly or through connecting pipelines of other companies.

     The IPL System extends approximately 1,200 miles from Edmonton, Alberta, across the Canadian prairies to the U.S. border near Neche, North Dakota, and continues from the U.S. border near Marysville, Michigan, to Toronto, Ontario, and Montreal, Quebec, with lateral lines to Nanticoke, Ontario, and Niagara Falls, Ontario. The IPL System includes a pipeline which is owned and operated by Interprovincial Pipe Line (NW) Ltd., a wholly owned subsidiary of IPL Energy. This pipeline extends approximately 540 miles between Norman Wells, Northwest Territories and Zama, Alberta, and connects from Zama, through a system owned by others, to the IPL System at Edmonton.

     The Lakehead System traverses approximately 1,750 miles from the Canadian border near Neche, to the Canadian border near Marysville. The Lakehead System consists of three separate lines extending from the Canadian border near Neche to Superior, Wisconsin, and a line from the Canadian border near Neche to Clearbrook, Minnesota. At Superior, the pipeline continues as two separate and diverging lines, one traversing through the upper Great Lakes region and the other through the lower Great Lakes region of the United States, with both lines re-entering Canada at a point near Marysville. The Lakehead System also includes a lateral line from the Canadian border near Niagara Falls to the Buffalo, New York area. Crude oil and NGLs are received by the Lakehead System at the Canadian border from the IPL System and, to a lesser extent, at a number of other receipt points and are scheduled into the pipeline in accordance with customer nominations.

     All scheduling of shipments (including routes, storage, etc.) is handled by IPL in coordination with the General Partner. The Lakehead System includes 16 connections to pipelines and refineries at various locations in the United States, including the Chicago, Illinois, Minneapolis-St. Paul area of Minnesota, Detroit, Michigan, Toledo, Ohio and Buffalo refining areas, and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub. As of June 30, 1998, the Lakehead System had approximately nine million barrels of tankage capacity at its three main terminals at Clearbrook, Superior and Griffith, Indiana. The tankage capacity is utilized both to gather crude oil prior to injection into the Lakehead System and to provide tankage in order to facilitate more flexible oil movements scheduling. At Superior, all crude oil is removed from the Lakehead System, directed into tankage and then, when appropriate to meet the requirements of batch movements, reinjected into the Lakehead System for delivery through either the upper Great Lakes region or the lower Great Lakes region.

     The principal executive offices of Lakehead, the Company and the General Partner are located at Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802, and its telephone number at such offices is (800) 525-3999 or
(218) 725-0100.

                                USE OF PROCEEDS

     Unless otherwise specified in a related Prospectus Supplement, the net proceeds received by the Company from the sale of Debt Securities will be used for general partnership purposes, including the expansion of the Lakehead System.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                          YEARS ENDED DECEMBER 31,            SIX MONTHS
                                   --------------------------------------   ENDED JUNE 30,
                                   1993   1994    1995      1996     1997        1998
                                   ----   ----   -------   -------   ----   --------------
Ratio of Earnings to Fixed
  Charges........................  2.6x   2.7x   1.9x(1)   2.1x(2)   2.8x        2.9x

---------------

(1) Net earnings of the Partnership for 1995 were impacted by a prior years' rate refund and interest accrual adjustment of $22.9 million and $1.5 million, respectively, resulting from the June 1995 decision (Opinion No.
    397) of the FERC. See "Items 1 and 2. Business and Properties -- Tariffs" in the Form 10-K.

(2) Net earnings of the Partnership for 1996 were impacted by a non-recurring rate refund and interest accrual adjustment of $20.1 million and $3.2 million, respectively, resulting from the 1996 Settlement Agreement. See "Items 1 and 2. Business and Properties -- Tariffs" in the Form 10-K.

     For purposes of calculating the ratio of earnings to fixed charges: (i) "fixed charges" represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and (ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense, amortization of debt costs and the portion of rental expense representing the interest factor.

                       DESCRIPTION OF THE DEBT SECURITIES

     The Debt Securities offered hereby will represent unsecured obligations of the Company. The Debt Securities will constitute either Senior Debt Securities or Subordinated Debt Securities. The Senior Debt Securities will be issued under an Indenture dated as of September 15, 1998 (the "Senior Indenture"), between the Company and The Chase Manhattan Bank, as trustee under the Senior Indenture. The Subordinated Debt Securities will be issued under an Indenture dated as of September 15, 1998 (the "Subordinated Indenture"), between the Company and The Chase Manhattan Bank, as trustee under the Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to herein individually as an "Indenture" and collectively as the "Indentures." The Chase Manhattan Bank, as trustee under each of the Indentures (and any successor thereto under each Indenture), is referred to herein as the "Trustee."

     The terms of the Debt Securities include those stated in the respective Indentures and those made part of the respective Indentures by reference to the Trust Indenture Act. The Debt Securities will be subject to all such terms, and Holders of Debt Securities are referred to the Indentures and the Trust Indenture Act for a statement of those terms. The Senior Indenture and the Subordinated Indenture will be substantially identical, except for the provisions relating to subordination and certain covenants. See "Provisions Applicable Solely to Senior Debt Securities" and "Provisions Applicable Solely to Subordinated Debt Securities."

     The statements set forth below in this section are brief summaries of certain provisions contained in the Indentures, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Copies of the Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indentures.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     General. The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Indentures do not limit the amount of other unsecured indebtedness or securities which may be issued by the Company.

     The Debt Securities are not expected to be secured by any of the assets of the Company and will, therefore, be effectively subordinated to all indebtedness of the Company that is secured, to the extent of the value of the assets securing such indebtedness. The amount of the Company's long term debt, and the amount thereof that is secured, outstanding at the time of the issuance of a series of Debt Securities, will be disclosed in the Prospectus Supplement relating to such series of Debt Securities. In addition, the Debt Securities will be effectively subordinated to any indebtedness or other obligations of any subsidiaries of the Company outstanding from time to time.

     Reference is made to the Prospectus Supplement relating to the particular series offered thereby for the terms of such Debt Securities, including where applicable: (a) the form and title of the Debt Securities; (b) the aggregate principal amount of the Debt Securities; (c) the date or dates on which the Debt Securities may be issued; (d) the date or dates on which the principal of and premium, if any, on the Debt Securities shall be payable; (e) the rate or rates (which may be fixed or variable), or the method of determination thereof, at which the Debt Securities shall bear interest, if any, and the date or dates from which such interest shall accrue; (f) the dates on which interest, if any, shall be payable and the record dates for the interest payment dates; (g) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities of the series will be payable; (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, the Debt Securities may be redeemed at the option of the Company or otherwise; (i) any optional or mandatory redemption or any sinking fund or analogous provisions; (j) if other than denominations of $1,000 and integral multiples thereof, the denominations in which the Debt Securities of the series shall be issuable; (k) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of the acceleration of the maturity thereof in accordance with the provisions of the Indenture; (l) whether payment of the principal of and premium, if any, and interest, if any, on the Debt Securities shall be without deduction for taxes, assessments, or governmental charges paid by the Holders; (m) the currency or currencies, or currency unit or currency units, in which the principal of and premium, if any, and interest, if any, on the Debt Securities shall be denominated, payable, redeemable or purchasable, as the case may be; (n) any Events of Default (as defined below) with respect to the Debt Securities that differ from those set forth in the applicable Indenture; (o) whether the Debt Securities will be convertible; (p) whether the Debt Securities of such series shall be issued as a global certificate or certificates and, in such case, the identity of the depositary for such series and whether in temporary or permanent global form;
(q) provisions regarding the convertibility or exchangeability of the Debt Securities; (r) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (s) the terms and conditions upon which and the manner in which such series of Debt Securities may be defeased or discharged if different from the defeasance and discharge provisions described under "Satisfaction and Discharge; Legal and Covenant Defeasance" below; (t) any deletions or modifications of or additions to the Events of Default or covenants of the Company pertaining to the Debt Securities; (u) any restrictions or other provisions with respect to the transfer or exchange of the Debt Securities; (v) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (w) if the amount of payments of principal of or any premium or interest on any Debt Securities of the series may be determined with reference to an index, the manner in which such amounts shall be determined; (x) if the principal of or any premium or interest on any Debt Securities of the series is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (y) the right, if any, of the Company to defer payments of interest by extending the interest payment periods and to specify the duration of such extension, the Interest Payment Dates on which such interest shall be payable and whether and under what circumstances additional interest on amounts deferred shall be payable; (z) if other than the Trustee, the identity of the Security Registrar and any Paying Agent; and (aa) any other terms of the Debt Securities of the series not inconsistent with the Indentures.

     All Debt Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders, for increases in the aggregate principal amount of such series of Debt Securities and issuances of additional Debt Securities of such series or for the establishment of additional terms with respect to the Debt Securities of such series.

     If any Debt Securities offered hereby are sold for foreign currencies or foreign currency units or if the principal of and premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies and currency units will be set forth in the Prospectus Supplement relating thereto.

     One or more series of Debt Securities offered hereby may be sold at a discount (which may be substantial) below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any such series of Debt Securities will be described generally in the Prospectus Supplement relating to such series.

     Form, Exchange and Transfer. Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities offered hereby will be issued only in registered form in denominations of $1,000 or any integral multiple thereof. The Debt Securities of a series may be issuable in the form of one or more global certificates, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See
"-- Global Debt Securities."

     At the option of the Holders, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series, of any authorized denomination and of a like tenor and aggregate principal amount.

     Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series.

     Neither the Trustee nor the Company will be required to (a) issue, register the transfer of or exchange any Debt Security of any series (or of any series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing, or (b) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

     Global Debt Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with, or on behalf of, a depositary (the "Depositary"), or its nominee, identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued in either temporary or permanent form. Unless and until such global certificate or certificates are exchanged in whole or in part for Debt Securities in individually certificated form, a global Debt Security may not be transferred or exchanged except as a whole to a nominee of the Depositary for such global Debt Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor, except in the circumstances described in the applicable Prospectus Supplement.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a global Debt Security representing all or a portion of a series of Debt Securities will be described generally in the Prospectus Supplement relating to such series.

     Consolidation, Merger and Sale of Assets. Each Indenture provides that the Company shall not consolidate with or merge into any other Person or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any Person, unless (i) (A) in the case of a merger, the Company is the surviving entity or (B) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by sale or transfer, or which leases the properties and assets of the Company as, or substantially as, an entirety shall expressly assume by supplemental indenture payment of the principal of and any premium and interest on all the Debt Securities and the performance or observance of every covenant of and condition of the Indenture applicable to the Company; (ii) the surviving entity or successor Person is a Person organized and existing under the laws of the U.S., any State thereof or the District of Columbia; (iii) immediately after giving effect to the transaction, no Default or Event of Default exists; and (iv) the Company has delivered the Officer's Certificate and the Opinion of Counsel required by the Indenture. Any such successor Person shall succeed to and be substituted for, and may exercise every right and power of, the Company under the relevant Indenture with the same effect as if it had been named originally as a party in the Indenture and the Company shall (except in the case of a lease) be released and discharged from all its obligations under the Indenture and the Debt Securities outstanding thereunder.

     Events of Default. Unless otherwise provided with respect to any series of Debt Securities, an "Event of Default" will occur under each Indenture with respect to Debt Securities of a particular series issued thereunder upon: (a) default in the payment of the principal of, or premium, if any, on, any Debt Security of such series at its maturity; (b) default in the payment of any interest on any Debt Security of such series when it becomes due and payable and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any term, covenant or warranty contained in the Indenture with respect to such series and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series a written notice as provided in the Indenture; (d) the occurrence of certain events of bankruptcy, insolvency or reorganization of the Company; or (e) any other Event of Default applicable to such series.

     Each Indenture provides that if an Event of Default with respect to a series of Debt Securities issued thereunder shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of Debt Securities of such series then outstanding may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of, and accrued but unpaid interest, if any, on all Debt Securities of such series to be due and payable immediately upon giving written notice as provided in the Indenture. Each Indenture provides that the Holders of a majority in principal amount of Debt Securities then outstanding of such series may rescind and annul such declaration and its consequences under certain circumstances.

     The Holders of a majority in principal amount of Debt Securities of a series then outstanding may waive past defaults under the Indenture with respect to such series and its consequences (except a continuing default in the payment of principal of or premium, if any, or interest on any series of Debt Securities or a default in respect of any covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby).

     Pursuant to each Indenture, the Holders of a majority in aggregate principal amount of each affected series of Debt Securities then outstanding thereunder may direct with respect to such series the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in that Indenture. Before proceeding to exercise any right or power under an Indenture at the direction of any Holders, the Trustee thereunder shall be entitled to receive from such Holders of Debt Securities outstanding under that Indenture reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with any such direction.

     Pursuant to each Indenture, no Holder of a Debt Security of any series will have any right to institute any proceeding with respect to that Indenture, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (b) the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request to the Trustee, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding and (c) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

     Under the terms of each Indenture, the Company is required to furnish to the Trustee annually an Officer's Certificate to the effect that to the best of such officer's knowledge, the Company is not in default in the performance and observance of the terms, provisions and conditions of the Indenture or, if such officer has knowledge that the Company is in default, specifying such default. Each Indenture requires the Trustee thereunder to give to all Holders of Debt Securities outstanding thereunder notice of any Default by the Company in the manner provided in the Indenture, unless such Default shall have been cured or waived; however, except in the case of a default in the payment of principal of and premium, if any, or interest, if any, on any Debt Securities outstanding thereunder, the Trustee is entitled to withhold such notice if it determines in good faith that withholding such notice is in the interest of the Holders of such outstanding Debt Securities.

     Satisfaction and Discharge; Legal and Covenant Defeasance. Under the terms of each Indenture, the Company may satisfy and discharge certain obligations to Holders of Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (i) irrevocably depositing or causing to be deposited with the Trustee an amount of money in the currency or currency units in which such Debt Securities are payable sufficient to pay the principal and any premium and interest to the date of such deposit (in case of Debt Securities of such series which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; (ii) paying or causing to be paid all other sums payable under the Indenture with respect to such Debt Securities; and (iii) delivering to the Trustee an Officer's Certificate and Opinion of Counsel relating to such satisfaction and discharge.

     Each Indenture also provides that, unless otherwise specified with respect to Debt Securities of any series, the Company and any other obligor thereunder, if any, will be deemed to have paid and discharged the entire indebtedness on all Debt Securities of such series on the 91st day following the deposit referred to in the following clause (i), and the provisions of the Indenture with respect to the Debt Securities of such series shall no longer be in effect except as to certain obligations, such as the obligation to register the transfer or exchange of such outstanding Debt Securities of such series, to replace mutilated, destroyed, lost or stolen certificates, rights of Holders of the Debt Securities of such series to receive principal and interest on the original stated due dates or specified redemption dates, rights of Holders to receive any sinking fund payments, and any rights to convert or exchange the Debt Securities of such series, subject to the following conditions: (i) the Company shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series cash or (in the case of any series of Debt Securities the payments on which may only be made in legal coin or currency of the United States) U.S. Government Obligations (or a combination thereof) certified to be sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay
(A) the principal and interest and premium, if any, on all Debt Securities of such series on each date that such principal, interest or premium, if any, is due and payable or on any Redemption Date established pursuant to clause (iii) below, and (B) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of the Indenture and the Debt Securities of such series; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel based on the fact that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and confirming that, the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred; (iii) if the Debt Securities are to be redeemed prior to their Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee shall have been made; (iv) no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of such deposit; (v) such defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Debt Securities are in default within the meaning of such Act); (vi) such defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound; (vii) such defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and (viii) the Company's delivery to the Trustee of an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent under the Indenture relating to defeasance have been complied with.

     Under each Indenture, the Company also may discharge certain of its obligations under the Indenture including its obligations referred to above under "-- Consolidation, Merger and Sale of Assets" and, in the case of the Senior Indenture, under the covenants described below under "-- Provisions Applicable Solely to Senior Debt Securities," as well as certain of its obligations relating to reporting obligations under the Indenture, in respect of any series of Debt Securities on the 91st day following the deposit referred to in clause (i) in the immediately preceding paragraph, subject to satisfaction of the conditions described in clauses (i) and (iii) through (viii) in the immediately preceding paragraph with respect to such series of Debt Securities and the delivery of an Opinion of Counsel confirming that the Holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and covenant defeasance had not occurred.

     Changes in Control and Highly Leveraged Transactions. Unless otherwise set forth in a Prospectus Supplement, the Subordinated Indenture will not contain, and, other than the limitations on Liens and the restriction on Sale-Leaseback Transactions described below under "-- Provisions Applicable Solely to Senior Debt Securities," the Senior Indenture does not contain, any covenant or other provisions designed to afford Holders of the Debt Securities issued thereunder protection in the event of a change in control of the Company or any of its affiliates or a highly leveraged transaction involving the Company.

     Modification of the Indentures. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the Holders of Debt Securities issued thereunder to: (a) secure any of such Debt Securities; (b) evidence the succession of another Person to the Company under the Indenture and the Debt Securities and the assumption by such successor Person of the obligations of the Company thereunder; (c) add covenants and Events of Default for the benefit of the Holders of all or any series of such Debt Securities or to surrender any right or power conferred by the Indenture upon the Company; (d) add to, change or eliminate any of the provisions of the Indenture, provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding; (e) establish the forms or terms of the Debt Securities of any series issued thereunder; (f) cure any ambiguity or correct any inconsistency in the Indenture; (g) evidence the acceptance of appointment by a successor Trustee; (h) qualify the Indenture under the Trust Indenture Act; (i) provide for uncertificated securities in addition to certificated securities; (j) supplement any provisions of the Indenture necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that such action does not adversely affect the interests of the Holders of the Debt Securities of such series or any other series; and (k) comply with the rules or regulations of any securities exchange or automated quotation system on which any of the Debt Securities may be listed or traded.

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected by such supplemental indenture (voting as one class) to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture, or modify in any manner the rights of the Holders of such Debt Securities; provided that the Company and the Trustee may not, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of or any installment of principal of or interest, if any, on, any Debt Security, or reduce the principal amount thereof or premium, if any, on or the rate of interest thereon or alter the method of computation of interest, (b) reduce the percentage in principal amount of Debt Securities required for any such supplemental Indenture or for any waiver provided for in the Indenture, (c) change the Company's obligation to maintain an office or agency for payment of Debt Securities and the other matters specified therein, (d) impair the right to institute suit for the enforcement of any payment of principal of, premium, if any, or interest on, any Debt Security or (e) modify any of the provisions of the Indenture relating to the execution of supplemental indentures with the consent of Holders of Debt Securities which are discussed in this paragraph or modify any provisions relating to the waiver by Holders of past defaults and certain covenants, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debt Security affected thereby.

     Each Indenture provides that a supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the Holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the Holders of Debt Securities of any other series.

     Non-Recourse to the General Partner and Lakehead: No Personal Liability of Officers, Directors, Employees or Partners. Each Indenture provides that obligations of the Company under the Indenture and the Debt Securities thereunder will be non-recourse to the General Partner and Lakehead and their respective affiliates (other than the Company), and payable only out of cash flow and assets of the Company. The Trustee, and each Holder of a Debt Security by its acceptance thereof, will be deemed to have agreed in the applicable Indenture that (a) neither the General Partner nor its assets nor Lakehead nor its assets (nor any of their respective affiliates other than the Company, nor their respective assets) shall be liable for any of the obligations of the Company under such Indenture or such Debt Securities, and (b) no director, officer, employee, stockholder or unitholder, as such, of the Company, the Trustee, the General Partner, Lakehead or any affiliate of any of the foregoing entities shall have any personal liability in respect of the obligations of the Company under such Indenture or such Debt Securities by reason of his, her or its status. Notwithstanding the foregoing, nothing in this Section shall be construed to modify or supersede any obligation of Lakehead or the General Partner to restore any negative balance in their respective capital accounts (maintained by the Company pursuant to the Company's Amended and Restated Agreement of Limited Partnership) upon liquidation of their respective interests in the Company.

     Applicable Law. The Indentures are, and the Debt Securities offered hereby will be, governed by, and construed in accordance with, the laws of the State of New York.

     Concerning the Trustee. Each Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

     Each Indenture contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Chase Manhattan Bank, a New York banking corporation, is the Trustee under the Indentures. The Chase Manhattan Bank has lending relationships with IPL Energy and its affiliates.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. The Senior Debt Securities will be unsecured obligations of the Company, and will constitute Senior Indebtedness (in each case as defined in the applicable supplemental Indenture) ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company and senior to any subordinated indebtedness of the Company (including the Subordinated Debt Securities).

     Limitations on Liens. The Senior Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any Lien (as defined below) upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any Debt (as defined below) of the Company or any other Person (as defined below) (other than the Senior Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Senior Debt Securities Outstanding thereunder shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured. There is excluded from this restriction:

          (i) any Lien upon any property or assets of the Company or any Restricted Subsidiary in existence on the Issue Date or created pursuant to an "after-acquired property" clause or similar term in existence on the Issue Date or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the Issue Date;

          (ii) any Lien upon any property or assets created at the time of acquisition of such property or assets by the Company or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

          (iii) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by the Company or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Company or any Restricted Subsidiary); provided, however, that such Lien only encumbers the property or assets so acquired;

          (iv) any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such Lien only encumbers the property or assets of such Person at the time such Person becomes a Restricted Subsidiary;

          (v) the assumption by the Company or any Restricted Subsidiary of obligations secured by any Lien existing at the time of the acquisition by the Company or any Restricted Subsidiary of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets;

          (vi) any Lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

          (vii) any Lien in favor of the Company or any Restricted Subsidiary;

          (viii) any Lien created or assumed by the Company or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the Holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by the Company or any Subsidiary;

          (ix) Permitted Liens (as defined below);

          (x) any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (i) through (ix), inclusive, above; or

          (xi) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in clauses (i) through (x), inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement) and (B) the maximum committed principal amount of Debt so secured at such time; provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

     Notwithstanding the foregoing, under the Senior Indenture, the Company may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property to secure Debt of the Company or any Person (other than the Senior Debt Securities) that is not excepted by clauses (i) through (xi), inclusive, above without securing the Senior Debt Securities issued under the Senior Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) (excluding Sale-Leaseback Transactions permitted by clauses (i) through (iv), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

     Restriction on Sale-Leasebacks. The Senior Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless: (i) such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later; (ii) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years; (iii) the Company or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the Senior Debt Securities; or (iv) the Company or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption or retirement of Funded Debt (as defined below) of the Company or any Subsidiary, or (B) investment in another Principal Property.

     Notwithstanding the foregoing, under the Senior Indenture the Company may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (i) through (iv), inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding Debt (other than the Senior Debt Securities) secured by Liens upon Principal Properties not excepted by clauses (i) through (xi), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.

     Certain Defined Terms. As used herein:

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (i) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (ii) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of the Company and its consolidated subsidiaries for the Company's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed, any purchase money obligation created or assumed by such Person and any guarantee of the foregoing.

     "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

     "Issue Date" means the date on which Debt Securities are initially issued under the Indentures.

     "Lien" means, as to any entity, any mortgage, lien, pledge, security interest or other encumbrance in or on, or adverse interest or title of any vendor, lessor, lender or other secured party to or of the entity under conditional sale or other title retention agreement or capital lease with respect to, any property or asset of the entity.

     "Permitted Liens" means (i) Liens upon rights-of-way for pipeline purposes;
(ii) any statutory or governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction; (iii) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property; (iv) Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by the Company or any Restricted Subsidiary in good faith; (v) Liens of, or to secure performance of, leases, other than capital leases; (vi) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;
(vii) any Lien upon property or assets acquired or sold by the Company or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables; (viii) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (ix) any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by the Company or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries;
(x) any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control, or similar revenue bonds; or (xi) any easements, exceptions or reservations in any property of the Company or any Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of its business or the business of the Company and its Subsidiaries, taken as a whole.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government, or any agency or political subdivision thereof.

     "Principal Property" means (a) any pipeline assets of the Company or any Restricted Subsidiary, including any related facilities employed in the transportation, terminalling or storage of crude oil or natural gas liquids, that are located in the United States or Canada and (b) any processing or manufacturing plant or terminal owned or leased by the Company or any Subsidiary that is located within the United States or Canada, except, in the case of either clause (a) or (b), (i) any assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles, and (ii) any such assets, plant or terminal which, in the opinion of the Board of Directors, is not material in relation to the activities of the Company and its Subsidiaries, taken as a whole.

     "Restricted Subsidiary" means any Subsidiary of the Company owning or leasing any Principal Property.

     "Sale-Leaseback Transaction" means the sale or transfer by the Company or any Restricted Subsidiary of any Principal Property to a Person (other than the Company or a Restricted Subsidiary) and the taking back by the Company or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or an entity described in clause (i) and related to such Person, (b) the only general partners of which are such Person or of one or more entities described in clause (i) and related to such Person (or any combination thereof) or (c) as to which such Person, or an entity described in clause (i) and related to such Person, has the right to receive more than 50% of the distributions of such partnership or has the right in the event of dissolution to more than 50% of the assets of such partnership.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     General. The Subordinated Debt Securities will be unsecured obligations of the Company, and will be subordinated in right of payment to all Senior Debt (as defined in the applicable Prospectus Supplement), including the Senior Debt Securities, of the Company to the extent set forth in the applicable Prospectus Supplement.

     Subordination. Upon any voluntary or involuntary liquidation or bankruptcy of the Company, Senior Debt of the Company is entitled to receive payment in full of all amounts due on such Senior Debt, before Holders of Subordinated Debt Securities are entitled to receive any payments of amounts due on the Subordinated Debt Securities.

     Unless otherwise indicated in the applicable Prospectus Supplement, in the event of payment defaults under, or acceleration of, Senior Debt of the Company, no payments may be made in respect of the Subordinated Debt Securities until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debt Securities would constitute an Event of Default under the Subordinated Indenture with respect thereto.

     Unless otherwise indicated in the applicable Prospectus Supplement, if any default occurs (other than a default described in the preceding paragraph) under the Senior Debt of the Company, pursuant to which the maturity thereof may be accelerated immediately or at the expiration of any applicable grace periods (a "Senior Nonmonetary Default"), then, upon the receipt by the Company and the Trustee of written notice thereof (a "Payment Blockage Notice") from or on behalf of Holders of such Senior Debt specifying an election to prohibit such payment by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment that would be prohibited by the immediately preceding paragraph during the period (the "Payment Blockage Period") commencing on the date of receipt of such Payment Blockage Notice and ending on the earlier of (i) the date, if any, on which the Holders of such Senior Debt or their representative notifies the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Debt to which such Senior Nonmonetary Default relates is discharged or (ii) the 179th day after the date of receipt of such Payment Blockage Notice. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Subordinated Debt Securities after such Payment Blockage Period.

                              PLAN OF DISTRIBUTION

     The Company may offer or sell the Debt Securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods and also may offer or sell the Debt Securities directly to one or more other purchasers. The Company may sell the Debt Securities as soon as practicable after effectiveness of the Registration Statement of which this Prospectus is a part.

     A Prospectus Supplement will set forth the terms of the offering of the particular series of Debt Securities offered thereby, including: (i) the name or names of any underwriters or agents; (ii) the name or names of any managing underwriter or underwriters; (iii) the initial public offering or purchase price of such series of Debt Securities; (iv) any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers; (v) any commissions paid to any agents; (vi) the net proceeds to the Company from the sales; and (vii) any securities exchanges or markets on which such series of Debt Securities may be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by the Company directly or through agents designated by the Company from time to time. Unless otherwise indicated in the related Prospectus Supplement, each such agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of Debt Securities may be deemed to be an "underwriter," as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to such series of Debt Securities. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     All Debt Securities offered will be a new issue of securities with no established trading market. Any underwriter to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Debt Securities of any series may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of or the trading markets for the Debt Securities.

     In connection with the offering, the underwriters or agents, as the case may be, may purchase and sell the Debt Securities in the open market. These transaction may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debt Securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of Debt Securities than they are required to purchase from the Company in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the Debt Securities sold in the offering for their account may be reclaimed by the syndicate if such Debt Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. If the Debt Securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the related Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Lakehead Pipe Line Partners, L.P. for the year ended December 31, 1997, as amended by the Annual Report on Form 10-K/A of Lakehead Pipe Line Partners, L.P. for the year ended December 31, 1997, and the audited balance sheet of Lakehead Pipe Line Company, Inc. as of December 31, 1997 and 1996, incorporated in this Prospectus by reference to the Current Report on Form 8-K of Lakehead Pipe Line Partners, L.P. dated July 21, 1998, as amended by the Current Report on Form 8-K/A of Lakehead Pipe Line Partners, L.P. dated September 14, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $100,000,000

                          LAKEHEAD PIPE LINE COMPANY,
                              LIMITED PARTNERSHIP

                           7.9% SENIOR NOTES DUE 2012

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.

                             ABN AMRO INCORPORATED

                         BANC OF AMERICA SECURITIES LLC

                             CHASE SECURITIES INC.

                               NOVEMBER 16, 2000

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